Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges and Preference Dividends

Ratio of Earnings to Fixed Charges (dollar amounts in thousands):

Nine Months Ended September 30, 2012
Earnings:
Income from continuing operations before provision for income taxes	$130,186
Add:
Fixed charges	84,262
Less: Undistributed earnings (losses) from equity method investees	—
Total earnings	$214,448
Fixed charges:
Interest expense	$28,194
Estimate of interest expense within rental expense	56,068
Total fixed charges	$84,262
Ratio of earnings to fixed charges	2.5